Filed pursuant to Rule 433

Issuer Free Writing Prospectus Dated May 3, 2010

Relating to Preliminary Prospectus Dated April 30, 2010

Registration Statement No. 333-164089

PHOTOMEDEX, INC.

500,000 Common Shares

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 30, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-164089) relating to these securities, and in any post-effective amendment thereto. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to an increase in the number of shares offered, a reduction in the offering price and a consequent reduction in the anticipated net proceeds of the offering. We anticipate that the public offering price will be $6.00 per share. Certain of our affiliate stockholders have indicated an interest in purchasing up to an aggregate of approximately 100,000 shares of common stock in this offering at the initial public offering price. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/711665/000119312510102460/ds1a.htm

As a result of the increase in the number of shares offered, the reduction of the offering price and the reduction of the anticipated net proceeds of the offering, the following sections of the Preliminary Prospectus have been changed:

PROSPECTUS SUMMARY

“The Offering” section is restated in its entirety as follows:

The Offering

Common stock offered by us	500,000 shares

Common stock outstanding immediately after this offering	2,738,637 shares(1)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $1,800,000, or approximately $2,216,000 if the underwriters exercise their over-allotment option in full, based on an anticipated offering price of $6.00, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

We intend to use the net proceeds of this offering for general working capital and other corporate purposes. We may also use a portion of the proceeds from this offering to repay the Clutterbuck Note and a portion of the outstanding principal amount of, and accrued but unpaid interest under, our outstanding convertible promissory notes, or the Convertible Notes.

You should read the discussion in this prospectus under the heading “Use of Proceeds” for more information.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	PHMD

Certain of our affiliate stockholders have indicated an interest in purchasing up to an aggregate of approximately 100,000 shares of common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

(1)	Excludes shares issuable upon exercise of the underwriters’ over-allotment option. The number of shares of our common stock outstanding immediately after this offering is based on 2,238,637 shares outstanding as of May 3, 2010 and excludes 157,957 shares of common stock issuable upon exercise of outstanding stock options as of May 3, 2010, 2010, 433,419 shares of common stock issuable upon exercise of outstanding warrants as of May 3, 2010, 25,000 shares of common stock issuable upon exercise of outstanding warrants to be issued to the underwriters upon the completion of this offering, 1,028,762 shares of common stock issuable upon conversion of the Convertible Notes as of May 3, 2010 and an aggregate of 60,874 shares of common stock reserved for issuance under our Amended and Restated 2005 Equity Compensation Plan, or the 2005 Equity Plan, and our 2000 Non-Employee Director Stock Option Plan, or the Non-Employee Director Plan.

Unless we indicate otherwise, all information in this prospectus assumes:

•

a reverse stock split of our issued and outstanding shares of common stock at an exchange ratio of 1-for-6 and an increase of our authorized shares of common stock to 35,000,000, both of which were effected on February 3, 2010;

•	the issuance and sale of our common stock in this offering at an anticipated offering price of $6.00 per share;

•	that none of our outstanding stock options have been exercised or forfeited since May 3, 2010;

•	that none of our outstanding Convertible Notes have been converted as of May 3, 2010;

•

that none of the proceeds from this offering will be used to prepay any portion of the outstanding principal amount of, or any accrued but unpaid interest on, the Convertible Notes or the Clutterbuck Note;

•	that the anti-dilution adjustments provided in our outstanding warrants or Convertible Notes have been triggered by the issuance of shares of our common stock in this offering; and

•	that the accrued but unpaid interest is not converted upon the conversion of the Convertible Notes.

USE OF PROCEEDS

The “Use of Proceeds” section is restated in its entirety as follows:

We estimate that the net proceeds to us from this offering will be approximately $1,800,000, or approximately $2,216,000 if the underwriters exercise their over-allotment option in full, based on an anticipated offering price of $6.00 after deducting the estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

We intend to use the net proceeds of this offering for general working capital and other corporate purposes. In addition, we may use a portion of the net proceeds from this offering to repay the Clutterbuck Note and all or a portion of the outstanding principal amount of the Convertible Notes.

On March 19, 2010, we entered into the Clutterbuck Agreement and the Clutterbuck Note with Clutterbuck Funds. We received net proceeds of approximately $2.37 million in the transaction. The Clutterbuck Note has a principal amount of $2.5 million, which accrues interest at a rate of 12% per annum. The Clutterbuck Note requires us to make monthly payments of interest only. The principal matures in September 2011 and may be prepaid without penalty at any time. The note is secured by XTRAC lasers (and the related usage agreements and payments received thereunder) that we have consigned to physician customers and that are not otherwise pledged to CIT Healthcare LLC and Life Sciences Capital LLC pursuant to our outstanding term notes with such lenders. In connection with the issuance of the Clutterbuck Note, we issued Clutterbuck Funds a warrant to purchase 102,180 shares of our common stock for an initial exercise price of $7.34 per share. The warrant is exercisable at any time on or prior to the fifth anniversary of its issue date. Pursuant to the terms of the warrant, the exercise price is subject to a one-time downward adjustment if we make certain issuances of our equity securities at a price per share less than $7.34 during the 18-month period following the issuance of the warrant or, during the 18-month period beginning after such 18-month period, in the event aggregate proceeds of dilutive issuances during such second 18-month period exceed $2.5 million.

In order to consummate the bridge financing, it was necessary to secure the consent of the investor that holds the Convertible Notes. As of March 19, 2010, the outstanding principal and accrued interest under the Convertible Notes was $19,546,676. In order to obtain the investor’s consent, we agreed to the following modifications to the Convertible Notes:

•

We have combined the aggregate outstanding obligations under the Convertible Notes into two convertible notes. Each note matures on February 27, 2014 and is identical to the original form of convertible note except as noted below;

•

Note #1 has a principal amount of $16,746,270. The interest rate of this note was increased from 8% to 10%. The incremental 2% increase in the interest rate may be paid in cash and may not be paid in convertible PIK notes unless and until our stockholders vote to approve payment in the form of convertible PIK notes; and

•

Note #2 has a principal amount of $2,800,406. The conversion price of this note was reduced from $22.10844 to $11.25850 and the down-round anti-dilution adjustment to the conversion price was removed. The interest rate of this note was increased from 8% to 10%. The full amount of the accrued interest remains payable in cash or convertible PIK notes.

The collateral securing the Convertible Notes was expanded by adding a first-priority lien against all of our assets other than the assets pledged with first-priority liens to CIT Healthcare and to Clutterbuck Funds. When assets are released from the lien of CIT Healthcare, such assets will become subject to the first-priority lien of Clutterbuck Funds and a second-priority lien of the investor. Finally, when assets are released from the lien of Clutterbuck Funds, such assets will become subject to the first-priority lien of the investor.

Three of our subsidiaries (ProCyte Corporation, Photo Therapeutics, Inc. and SLT Technology, Inc.) have guaranteed our obligations under the Convertible Notes.

Except as described above with respect to Note #1, the Convertible Notes accrue interest at a rate of 10% per annum, payable in cash or through the issuance of additional Convertible Notes, and mature on February 27, 2014.

The terms of the Convertible Notes do not currently allow us to prepay any amount of outstanding principal. However, we have reached an agreement in principle with the holder of the Convertible Notes to permit us to prepay all of the outstanding principal amount of, and accrued but unpaid interest on, the Convertible Notes. In connection with a full repayment, all related warrants would be surrendered and all liens securing the Convertible Notes will be released. Any such prepayment would be subject to the determination of our Board of Directors that it is in our best interests, as well as in the best interests of our stockholders, to prepay the Convertible Notes with a portion of the offering proceeds and to the negotiation of the related definitive documentation. We have not concluded negotiations with respect to our ability to prepay less than all of the Convertible Notes.

If our Board of Directors determines that it is not in our best interests and in the best interests of our stockholders to prepay the Clutterbuck Note or all or a portion of the Convertible Notes with a portion of the offering proceeds, we will use all of the net proceeds from this offering for working capital and general corporate purposes. In addition, there is no guarantee that we will be able to reach final agreement with the holder of the Convertible Notes with respect to the definitive documentation relating to any prepayment.

CAPITALIZATION

The “Capitalization” section is restated in its entirety as follows:

The following table describes our capitalization, cash and cash equivalents as of December 31, 2009 on an actual basis and on an as adjusted basis to reflect our sale of shares of common stock in this offering at the assumed offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us related to this offering. The numbers presented in this table reflect the consummation of the reverse stock split of our issued and outstanding common stock at a ratio of 1-for-6, which was effective on February 3, 2010.

You should read this capitalization table together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	December 31, 2009
	(unaudited)
	(in thousands, except share data)
	Actual	As Adjusted(1)(2))
Cash and Cash Equivalents:	$2,195	$3,995

Debt:
Current portion of long-term notes payable, debt and other obligations	$3,309	$3,309
Long-term notes payable, debt and other obligations	18,919	18,919

Total notes payable, debt and other obligations	22,228	22,228

Stockholders’ equity:
Common stock $0.01 par value 35,000,000 shares authorized; 2,238,637 shares issued and outstanding, actual; 2,738,637 shares issued and outstanding, as adjusted	22	27
Additional paid in capital	138,639	140,434
Accumulated other comprehensive income	101	101
Accumulated deficit	(115,841)	(115,841)

Total stockholders’ equity	22,921	24,721

Total capitalization:	$45,149	$46,949

(1)	Assumes no exercise of the underwriters’ over-allotment option and no exercise of the underwriters’ warrants.
(2)	The pro forma adjustments in this column do not take into account any potential prepayment of any outstanding principal or interest amounts under the Clutterbuck Note or the Convertible Notes. Please see the discussion in “Use of Proceeds” on page 26 of this prospectus.

DILUTION

The “Dilution” section is restated in its entirety as follows:

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book deficit as of December 31, 2009 was approximately $6,323,000, or $2.82 per share of common stock based on 2,238,637 shares then outstanding. After giving effect to our receipt of approximately $1,800,000 of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering based on the anticipated offering price and the application of the estimated net proceeds as described under “Use of Proceeds,” our adjusted net tangible book deficit as of December 31, 2009 would have been approximately $4,523,000, or $1.65 per share of common stock based on a total of 2,738,637 shares of our common stock outstanding on December 31, 2009 on a pro-forma basis. This amount represents an immediate decrease in net tangible book deficit of $1.17 per share of our common stock to existing stockholders and an immediate dilution of $7.65 per share of our common stock to new investors purchasing shares of common stock in this offering at the anticipated offering price.

The following table illustrates this dilution on a per share basis:

Anticipated offering price per share		$6.00
Net tangible book deficit per share as of December 31, 2009	$2.82
Increase per share attributable to cash payments made by investors in this offering	$1.17
Adjusted net tangible book deficit per share after this offering		$1.65
Dilution per share to new investors		$7.65

If the underwriters exercise their over-allotment option in full, the adjusted net tangible book deficit per share after giving effect to the offering would be $1.46 per share. This represents a decrease in net tangible book deficit of $1.36 per share to existing stockholders and an immediate dilution in adjusted net tangible book deficit of $7.46 per share to new investors.

The dilution calculation, including the above discussion and table, reflects the reverse stock split of our issued and outstanding shares of common stock at a ratio of 1-for-6, which was effective on February 3, 2010.

UNDERWRITING

The first six paragraphs of the “Underwriting” section are restated in their entirety as follows:

Ladenburg Thalmann & Co. Inc. and Newbridge Securities Corporation, the Underwriters, are acting as underwriters of this offering. Under the terms and subject to the conditions contained in an underwriting agreement among us and the Underwriters, the Underwriters have severally agreed to purchase, and we have agreed to sell to them, the shares of common stock offered by this prospectus set forth below:

Underwriter	Number of Shares
Ladenburg Thalmann & Co. Inc.	450,000
Newbridge Securities Corporation	50,000

Total	500,000

Nature of Underwriting Commitment

The Underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the Underwriters are not required to take or pay for the shares covered by the over-allotment option described below, unless and until the option is exercised. The Underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. The Underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to the other dealers. After the initial offering, the public offering price or any other term of the offering may be changed.

Option to Purchase Additional Shares

We have granted to the Underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of 75,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The Underwriters may exercise this option, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the over-allotment option is exercised in full, the total price to the public would be $3,450,000, the total underwriter discounts and commissions would be $258,750 and the total proceeds to us would be $3,191,250.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the Underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Non-accountable expense allowance	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $         million.

We have agreed to pay the Underwriters a non-accountable expense allowance equal to 1% of the public offering price or $        . We have also agreed to issue to the Underwriters common stock purchase warrants to purchase, in the aggregate, up to 25,000 shares of our common stock. The warrants will have an exercise price equal to 125% of the price of the shares sold in the offering. The warrants are exercisable commencing one (1) year after the effective date of the registration statement of which the prospectus forms a part, and will be exercisable for four (4) years thereafter. The warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock. Pursuant to the rules of the Financial Industry Regulatory, Inc., or FINRA, and in particular Rule 5110, the warrants (and underlying shares) issued to the Underwriters may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered; provided, however, that the warrants (and underlying shares) may be transferred to officers or partners of the Underwriters as long as the warrants (and underlying shares) remain subject to the lockup.

DISCLOSURE RELATING TO CONVERTIBLE NOTES AND RELATED WARRANTS

The disclosure relating to the effect of this offering on the Convertible Notes and related warrant that appears in various places in the Preliminary Prospectus is supplemented as follows:

The investor holds two Convertible Notes in an aggregate principal amount of $19,546,676. One of the Convertible Notes, or Note #1, has a principal amount of $16,746,270 and is currently convertible into 780,025 shares of our common stock at a conversion price of $21.46890 per share. The other convertible note, or Note #2, has a principal amount of $2,800,406 and is convertible into 248,737 shares of our common stock at a fixed conversion price of $11.25850 per share. The investor also holds a warrant to purchase 251,527 shares of our common stock at an exercise price of $21.46890 per share. Note #1 and the related warrant continue to be subject to weighted-average anti-dilution adjustments in the event of an issuance of our common stock below their current conversion and exercise prices. Upon the conclusion of this offering at the assumed offering price and assuming (1) the exercise in full by the underwriters of their over-allotment option, (2) the issuance of the underwriters’ warrant and (3) that 18,760 shares are deemed outstanding after application of the treasury stock method to options and warrants on our common stock that have exercise prices less than the assumed offering price, the conversion price of the Note #1 will be subject to adjustment, resulting in such Note becoming convertible into an aggregate of 918,417 shares of common stock at a conversion price of $18.23384 per share. The warrant will also be subject to adjustment, resulting in such warrant becoming exercisable for an aggregate of 296,154 shares of common stock at an exercise price of $18.23384 per share. These adjustments will result in an additional 183,019 shares of common stock being reserved for issuance and will, upon conversion of the Convertible Notes or the warrant by the investor, further dilute the ownership interests of our existing stockholders.

PhotoMedex, Inc. (“PhotoMedex”) has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain a copy of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PhotoMedex or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc. at 520 Madison Avenue, 9th Floor, New York, NY 10022 or by telephone at (212) 409-2000.